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                                  [LETTERHEAD]                     EXHIBIT 99.09




                                  July 1, 1996


Allan Zackler
Zackler & Associates
3824 Grand Avenue, Suite 100                                 TEL: (510) 834-4400
Oakland, CA   94610                                          FAX: (510) 834-9185


RE:  Billing and Retainer Payments in Kind


Dear Allan,
     This is to confirm that the you have agreed to accept up to 200,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed services and fees rendered on our behalf by your firm
(you are the sole proprietor of Zackler & Associates). The terms under which the securities are to be accepted are as follows:

1)  Vitafort will issue, at the earliest practicable time, sufficient shares
    (as near to July 1, 1996 as possible) to fully cover all outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Allan Zackler shall have the option to dispose of the shares in the open market, in an orderly basis, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Allan Zackler may choose, at his sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, Zackler & Associates will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated selling costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment, and shall be considered payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Allan Zackler, via Zackler and Associates, will continue to bill for approved services and related fees on a monthly basis, in the ordinary course of business. These monthly billings will clearly include the both the credits earned via stock issuance, and support for the method of valuation (e.g.; net transaction proceeds via broker confirmation).

    If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation by laws and SEC regulations.

Sincerely,                        AGREED AND ACCEPTED:




/s/ ELOY ELLIS                    /s/ ALLAN ZACKLER   / 7/1/96  / ###-##-####
                                  --------------------------------------------
    Eloy L. Ellis                     Allan Zackler  /   Date  /  Taxpayer ID